EXHIBIT 3
                                                                       ---------

FOR IMMEDIATE RELEASE                                              14 March 2005


                              WPP GROUP PLC ("WPP")

                    WPP appoints eminent Saudi businesswoman
                     Lubna Olayan as non-executive director

WPP announces the appointment of leading Saudi businesswoman, Lubna S. Olayan, a principal of The Olayan Group and CEO of Olayan Financing Company, as non-executive director. She joins the Board of WPP with immediate effect.

Ms Olayan is a distinguished business figure in the Arab world and beyond. As CEO of Riyadh-based Olayan Financing Company, she is responsible for The Olayan Group's operating businesses and investments in Saudi Arabia and the Middle East. These include some 40 companies engaged in product distribution, manufacturing, and services, often in partnership with leading multinationals. Olayan Financing is a major investor in the Saudi economy, and it is consistently ranked in the top echelon of Saudi and Gulf companies. Internationally, The Olayan Group is a leading private investor with emphasis on public and private equities, particularly in Europe and the US, and on fixed income securities.

Ms Olayan is a member of the Board of Directors of Olayan Investments Company Establishment, the Group's parent entity. She also holds other executive positions and board memberships in several Group-related entities.

In December 2004, Ms Olayan was elected to the Board of Saudi Hollandi Bank, becoming the first woman to join the board of a Saudi listed company. She served on the Board of Chelsfield, the UK property developer, from 1996 to 2004. She is a member of INSEAD's International Council and the World Links Advisory Council, World Bank. She is active in the World Economic Forum, serving on its Arab Business Council and Women Leadership Initiative and as co-chair of the Forum's January 2005 Annual Meeting in Davos, Switzerland. She is also a trustee of the Arab Thought Foundation. Named by Fortune magazine as one of the 50 Most Powerful Women: International Power 50, Ms Olayan is the recipient of numerous business achievement awards and is an outspoken advocate of progressive business practices in the Middle East.

Prior to joining The Olayan Group - founded in 1947 by her father, Suliman S. Olayan - she worked for Morgan Guaranty in New York after an American education, obtaining a BSc in agriculture from Cornell University and an MBA from Indiana University.

For further information please contact:
Feona McEwan, WPP       44-20 7408 2204
www.wpp.com